Exhibit 99.1

INVESTOR CONTACT: Diana Downey Investor Relations +1 832-445-3865
Orion Engineered Carbons S.A. Announces
Third Quarter 2017 Financial Results
Third Quarter 2017 Highlights

•
Revenue in the third quarter of 2017 increased to €285.1 million compared to €259.7 million in the third quarter of 2016 due to higher feedstock costs pass-throughs to customers, together with base price increases in both business segments and strong Specialty growth

•
Specialty volumes increased 11.4% to 66.6 kmt underlying the continued success of the growth strategy of this segment, while Rubber volumes decreased by 5.1% to 206.3 kmt due to the Ambès, France plant closure 2016, the ongoing conversion of capacity in South Korea, as well as the impact of hurricane Harvey. Overall volumes decreased by 1.5% to 272.9 kmt compared to 277.1 kmt in the third quarter of 2016

•	Profit (Net Income) increased to €13.0 million compared to €3.8 million loss in the third quarter of 2016 with the prior year being impacted by one-time closing costs of our Ambès, France plant

•
Adjusted EBITDA[1] decreased by 1.7%, or €0.9 million to €54.5 million compared to €55.4 million in the prior year third quarter due in part to the volume decrease resulting from the impact of hurricane Harvey, an unfavorable feedstock mix and negative foreign exchange translation impacts

•	EPS was €0.22 compared to €(0.06) in the third quarter of 2016

•	Adjusted EPS[1] increased to €0.34 in the current quarter from €0.33 in the third quarter of 2016

•	Specialty Carbon Black Adjusted EBITDA increased by 3.2% to €34.3 million in the third quarter of 2017 compared to €33.2 million in the prior year third quarter

•	Rubber Carbon Black Adjusted EBITDA decreased by €2.0 million, or 9.1%, from €22.2 million in the third quarter of last year to €20.2 million

•	Solid cash flow from operating activities totaled €35.9 million for the third quarter

•
Effective around November 7, 2017, the Company’s Term Loan B debt will be repriced and its maturity extended for 3 additional years to July 2024. The margin on the Euro portion of this debt will be reduced from 2.75% to 2.5%, to a level consistent with the USD portion

Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg – November 2, 2017 - Orion Engineered Carbons S.A. (“Orion” or the “Company”) (NYSE: OEC), a worldwide supplier of specialty and high-performance carbon black, today announced results for its third quarter of 2017. “Our two carbon black businesses performed well this quarter even in the face of the Gulf Coast storm and some currency headwinds. Our specialty business continued to grow, further penetrating regional markets and expanding its global market share, registering yet another double-digit volume gain in the period. For our rubber business, the quarter was highlighted by a double digit volume gain in China, although our overall volume declined, as expected, due to the closure of our French facility in late 2016, the ongoing conversion of capacity in South Korea from more common rubber grades to specialties and technical Rubber grades, and the impact of hurricane Harvey on our operations as well as those of our customers. Our Adjusted EBITDA remained healthy, coming in at €54.5 million, with the gain in specialty, not offsetting the drop in rubber, reflecting the negative impacts previously mentioned, some FX headwinds with the strengthening of the euro and an unfavorable feedstock mix in the quarter,” said Jack Clem, Orion’s Chief Executive Officer.

1) See below for a reconciliation of non-IFRS financial measures to the most directly comparable IFRS measures

“Our cash flow remained robust as both the balance sheet and operating expenses were managed well. In addition, after the close of the third quarter, we successfully refinanced our debt,” continued Mr. Clem. “Despite a working capital headwind caused by higher oil prices in the quarter, cash flow from operations totaled €36 million, sufficient to fund our ongoing capex needs, cover our strong dividend and pay our interest expenses.”

ORION ENGINEERED CARBONS
	Q3 2017	Q3 2016	Y-o-Y Comparison
Volume (in kmt)	272.9	277.1	(4.2)
Revenue (EUR/Millions)	285.1	259.7	25.4
Contribution Margin (EUR/Millions)	112.2	115.9	(3.7)
Contribution Margin per Metric Ton (EUR)	411.3	418.1	(6.9)
Operating Result/EBIT (EUR/Millions)	28.4	3.4	25.0
Adjusted EBITDA (EUR/Millions)	54.5	55.4	(0.9)
Profit for the Period/Net Income (EUR/Millions)	13.0	(3.8)	16.8
EPS (EUR) (1)	0.22	(0.06)	0.28
Adjusted EPS (EUR) (2)	0.34	0.33	0.01
Notes:

(1)	EPS calculated using profit or (loss) for the period (Net Income) and weighted number of shares outstanding in the respective quarter.

(2)
Adjusted EPS calculated using profit (Net Income) for the respective quarter adjusted for amortization of acquired intangible assets, amortization of transaction costs and foreign currency effects impacting financial results and other adjustment items and restructuring expenses (all adjustments on a net of tax basis assuming group tax rate) and weighted number of shares outstanding in the respective quarter.

Third Quarter 2017 Overview
Volumes decreased by 4.2 kmt resulting in total volume of 272.9 kmt in the third quarter of 2017 compared to 277.1 kmt in the third quarter of 2016. This 1.5% decrease reflected stronger volumes in the Specialty Carbon Black business, offset by lower Rubber Carbon Black volumes in part as a result of the closure of our manufacturing facility in France, the impact of hurricane Harvey and the ongoing conversion of capacity in South Korea.
While volumes in the quarter declined, revenue increased by €25.4 million, or 9.8%, to €285.1 million in the third quarter of 2017 from €259.7 million in the third quarter of 2016, reflecting mainly the pass through of higher feedstock costs to customers with agreements that link price to the cost of feedstock, price increases in the segments, strong growth in the higher priced specialty segment, offset by negative foreign exchange rate translation impacts.
Contribution Margin decreased by €3.7 million, or 3.1%, to €112.2 million in the third quarter of 2017 from €115.9 million in the third quarter of 2016, reflecting the impact of an unfavorable feedstock mix in Rubber and foreign exchange translation effects partially offset by the increase in Specialty Carbon Black volumes.
Gross Profit decreased by €1.9 million to €80.9 million in the third quarter 2017 from €82.8 million in the third quarter of 2016, consistent with the development of the Contribution Margin, offset by positive foreign exchange translation effects on fixed costs.
Adjusted EBITDA decreased by €0.9 million to €54.5 million in the third quarter of 2017, or 1.7%, from €55.4 million in the third quarter of 2016, consistent with the development in Gross Profit offset by positive foreign exchange rate translation effects relating to below margin fixed costs.

Quarterly Business Results

SPECIALTY CARBON BLACK
	Q3 2017	Q3 2016	Y-o-Y Comparison
Volume (kmt)	66.6	59.7	11.4%
Revenue (EUR/Millions)	106.5	94.7	12.4%
Gross Profit (EUR/Millions)	44.3	43.4	2.1%
Gross Profit/metric ton (EUR)	666.2	727.0	(8.4)%
Adjusted EBITDA (EUR/Millions)	34.3	33.2	3.2%
Adjusted EBITDA/metric ton (EUR)	515.8	556.4	(7.3)%
Adjusted EBITDA Margin	32.2%	35.1%
Volumes for the Specialty Carbon Black business increased by 11.4% to 66.6 kmt in the third quarter of 2017 from 59.7 kmt in the third quarter of 2016, mainly as a result of strong growth in Europe and North America as well as the expansion of sales of Specialty products from our facility in Qingdao, China. The Specialty business continues to benefit from increased global demand and further penetration of markets, with all regions showing strength.
Revenue of the business increased by €11.8 million, or 12.4%, to €106.5 million in the third quarter of 2017 from €94.7 million in the third quarter of 2016, which reflects the higher volume growth and base price increases, offset in part by a negative foreign exchange translation impact and regionally related product mix.
Gross Profit increased by €0.9 million, or 2.1%, to €44.3 million in the third quarter of 2017 from €43.4 million in the third quarter of 2016, reflecting the higher volume growth partially offset by a delay in recovering the impact of rising feedstock costs and a negative foreign exchange rate translation impact.
Adjusted EBITDA increased by 3.2% to €34.3 million in the third quarter of 2017 from €33.2 million in the third quarter of 2016, reflecting the development of Gross Profit and below margin costs. Adjusted EBITDA margin was 32.2% in the third quarter of 2017 compared to 35.1% in the third quarter of 2016.

RUBBER CARBON BLACK
	Q3 2017	Q3 2016	Y-o-Y Comparison
Volume (kmt)	206.3	217.3	(5.1)%
Revenue (EUR/Millions)	178.6	165.0	8.3%
Gross Profit (EUR/Millions)	36.5	39.3	(7.1)%
Gross Profit/metric ton (EUR)	177.0	180.9	(2.2)%
Adjusted EBITDA (EUR/Millions)	20.2	22.2	(9.1)%
Adjusted EBITDA/metric ton (EUR)	97.7	102.1	(4.3)%
Adjusted EBITDA Margin	11.3%	13.4%
Rubber industry demand remained strong during the quarter but as a result of the closure of our manufacturing facility in France, the impact of hurricane Harvey and the ongoing conversion of capacity in South Korea, our volumes declined by 5.1% to 206.3 kmt in the third quarter of 2017 from 217.3 kmt in the third quarter of 2016.
Revenue increased by €13.6 million, or 8.3%, to €178.6 million in the third quarter of 2017 from €165.0 million in the third quarter of 2016, as a result of the pass through of higher feedstock costs to customers on indexed price agreements, base price increases which offset the decline in volumes and negative foreign exchange rate translation effects.
Gross profit decreased by €2.8 million, or 7.1%, to €36.5 million in the third quarter of 2017 from €39.3 million in the third quarter of 2016, as a result of an unfavorable feedstock mix, lower volumes partly related to hurricane Harvey and some negative foreign exchange rate translation impacts.
Adjusted EBITDA decreased by €2.0 million, or 9.1% to €20.2 million in the third quarter of 2017 from €22.2 million in the third quarter of 2016, in line with gross profit offset by decreased below margin costs associated with positive foreign exchange rate translation impacts on below margin fixed costs, positive effects on costs as a result of closing the Ambès France facility and an ongoing focus on managing expenses. Adjusted EBITDA margin was 11.3% in the third quarter of 2017 compared to 13.4% in the third quarter of 2016 reflecting the impact of the pass through of higher feedstock costs on revenues as well as the Adjusted EBITDA development.
Balance Sheet and Cash Flow
The Company’s non-current indebtedness as of September 30, 2017 was €571.3 million composed of the non-current portion of term loan liabilities of €561.0 million (€569.1 million gross term loan liabilities reduced by capitalized transaction costs of €8.1 million), plus local non-current bank loans of €7.7 million and €2.6 million non-current debt from financial derivatives.
Cash and cash equivalents amounted to €55.8 million, and less €7.0 million current portion of term loan liabilities, comprise our net cash of €48.8 million.
Accordingly, net indebtedness was €528.0 million comprising non-current indebtedness excluding capitalized transaction costs and excluding non-current debt from financial derivatives (both of which are disregarded in computing net debt under our lending agreements), less net cash.
This represents a 2.32 times LTM Adjusted EBITDA multiple down from 2.37 times in the previous quarter and down from 2.50 times at the end of 2016. Cash inflows from operating activities in the third quarter of 2017 amounted to €35.9 million, primarily consisting of a consolidated profit for the period of €13.0 million, adjusted for depreciation and amortization of €20.4 million and the exclusion of finance costs, net of €8.4 million affecting net income. Net working capital increased as a result of higher oil prices and totaled €204.1 million as of September 30, 2017 as compared to €181.9 million as of December 31, 2016.
Cash outflows from investing activities in the third quarter of 2017 amounted to €17.2 million composed of capital expenditures for improvements primarily in the manufacturing network throughout the production system.
Cash outflows for financing activities in the third quarter of 2017 amounted to €10.6 million, consisting of a dividend payment of €10.0 million, regular interest payments of €6.4 million and regular debt repayment of €1.7 million, offset by net cash inflows from other financing activities.
2017 Full Year Outlook
“Both of our business segments have executed well in spite of the challenges presented by currency headwinds and the impact of a very serious storm in the U.S. which caused us property damage, serious delays and cancelled orders. We are expecting to recover some of the negative hurricane Harvey impacts in the fourth quarter of this year as the related supply issues and the logistic problems of the third quarter appear to be behind us now. Demand remains stable to good in our regions, particularly in Europe and a recovering South America.” stated Mr. Clem.

“We have been maintaining our Adjusted EBITDA guidance range through the year while keeping a close watch on key external developments in our markets, most notably oil price volatility and currency fluctuations which if they had remained at expected levels would position us at the midpoint of guidance. While underlying performance remains consistent with previous expectations, currency effects have moved negatively since our last guidance and are now expected to impact our full year projections versus initial guidance by approximately €4 million. Taking this into account and considering that we are otherwise performing consistent with expectations, we are tightening our outlook for full year Adjusted EBITDA to between €225 million and €230 million for 2017, with a mid-point assumption based on stable volumes and the current headwinds in oil prices and exchange rates. We see achieving the high end of this guidance range if the above assumptions hold and our Rubber business is able to make up the majority of the ground lost associated directly and indirectly with hurricane Harvey.”

“We are pleased with the execution of our two business segments during this past year and most recently while facing the challenges of the Gulf Coast Storm. Furthermore, we see mostly positive signs regarding supply/demand dynamics as we move into 2018. Improving economies are pushing up demand, new tire building capacity is coming online in our key regions, while carbon black supply remains constrained. Our consolidation project in South Korea will start to be an upside for the business in 2018 much as we have seen play out with our consolidation project in Europe. We have been encouraged by the positive developments in negotiations for the 2018 contracts with our major rubber customers. These began somewhat earlier than normal this year and are close to being finalized. Our specialty segment is planning yet another strong year of above market growth based on our strategy of penetrating regional markets while expanding our portfolio of advanced and premium products. And with our new debt package, we are well positioned to support the needs of our business.”

Other guidance metrics for 2017, also mostly unchanged, include shares outstanding of 59.3 million, an underlying tax rate of about 35% on pre-tax income, and capital expenditures reflecting an operating run rate consistent with the past of approximately €60 million but depending on the timing of certain expenditures potentially rising to approximately €75 million due to the expenditures associated with the consolidation of our plants in South Korea. Depreciation is estimated to be approximately €60 million, and amortization is estimated to be approximately €20 million (including amortization of acquired intangibles of about €13 million) in 2017.

Conference Call
As previously announced, Orion will hold a conference call tomorrow, Friday, November 3, 2017, at 8:30 a.m. (EDT). The dial-in details for the live conference call are as follow:

U.S. Toll Free:	1-877-407-4018
International:	1-201-689-8471
U.K. Toll Free:	0 800 756 3429
Germany Toll Free:	0 800 182 0040
Luxembourg Toll Free:	800 28 522
Luxembourg Local:	352 2786 0689
A replay of the conference call may be accessed by phone at the following numbers through November 10, 2017:

U.S. Toll Free:	1-844-512-2921
International:	1-412-317-6671
Conference ID:	13669708
The webcast can be accessed on the Investor Relations section of the company’s website at: www.orioncarbons.com. An archived recording will be available there following the webcast.
To learn more about Orion, visit the company’s website at www.orioncarbons.com. Orion uses its website as a channel of distribution for material Company information. Financial and other material information regarding Orion is routinely posted on the Company’s website and is readily accessible.
About Orion Engineered Carbons
Orion is a worldwide supplier of Carbon Black. We produce a broad range of Carbon Blacks that include high-performance Specialty Gas Blacks, Furnace Blacks, Lamp Blacks, Thermal Blacks and other Carbon Blacks that tint, colorize and enhance the performance of polymers, plastics, paints and coatings, inks and toners, textile fibers, adhesives and sealants, tires, and mechanical rubber goods such as automotive belts and hoses. Orion runs 14 global production sites and four Applied Technology Centers. The group has approximately 1,463 employees worldwide. For more information visit our website www.orioncarbons.com.

Forward Looking Statements
This document contains certain forward-looking statements with respect to our financial condition, results of operations and business, including those in the “2017 Full Year Outlook” and “Quarterly Business Results” sections above. These statements constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among others, statements concerning the potential exposure to market risks, statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions and statements that are not limited to statements of historical or present facts or conditions. Some of these statements can be identified by terms and phrases such as “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “could,” “should,” “may,” “plan,” “project,” “predict” and similar expressions. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include those factors detailed under the captions “Note Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2016 and in Note 10 to our audited consolidated financial statements regarding contingent liabilities, including litigation. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement - including those in the “2017 Full Year Outlook” section above - as a result of new information, future events or other information, other than as required by applicable law.
Reconciliation of Non-IFRS Financial Measures
In this release we refer to Adjusted EBITDA, Contribution Margin and Adjusted EPS, which are financial measures that have not been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) or the accounting standards of any other jurisdiction and may not be comparable to other similarly titled measures of other companies. Adjusted EBITDA is defined as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, share of profit or loss of joint venture and certain other items. Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of certain items that have less bearing on the performance of our underlying core business. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect our operating results over time, is not reflected; (b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect our profit or loss, which is the ultimate measure of our financial performance and (c) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, you should consider Adjusted EBITDA alongside our other IFRS-based financial performance measures, such as consolidated profit or loss for the period.
Contribution Margin is calculated by subtracting variable costs (such as raw materials, packaging, utilities and distribution costs) from our revenue. We believe that Contribution Margin and Contribution Margin per Metric Ton are useful because we see these measures as indicating the portion of revenue that is not consumed by such variable costs and therefore contributes to the coverage of all other costs and profits.
Adjusted EPS is defined as profit or loss for the period adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, certain other items (such as amortization expenses related to intangible assets acquired from our predecessor and foreign currency revaluation impacts) and assumed taxes, divided by the weighted number of shares outstanding. Adjusted EPS provides guidance with respect to our underlying business performance without regard to the effects of (a) foreign currency fluctuations, (b) the amortization of intangible assets which other companies may record as goodwill having an indefinite lifetime and thus no amortization and (c) our start-up and initial public offering costs. Other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Adjusted EPS.

Interim condensed consolidated income statements
of Orion Engineered Carbons S.A. for the three and nine months ended September 30, 2017 and 2016 - unaudited

	Three Months Ended Sep 30, 2017	Three Months Ended Sep 30, 2016	Nine Months Ended Sep 30, 2017	Nine Months Ended Sep 30, 2016
	In EUR k	In EUR k	In EUR k	In EUR k
Revenue	285,071	259,682	888,716	753,818
Cost of sales	(204,220)	(176,929)	(633,851)	(502,532)

Gross profit	80,851	82,753	254,865	251,286

Selling expenses	(28,648)	(28,601)	(87,226)	(83,879)
Research and development costs	(3,966)	(3,654)	(11,949)	(10,718)
General and administrative expenses	(15,991)	(17,187)	(51,431)	(50,803)
Other operating income	521	533	2,576	1,602
Other operating expenses	(3,581)	(2,533)	(7,560)	(11,490)
Restructuring expenses	(810)	(27,900)	(1,477)	(27,900)

Operating result (EBIT)	28,376	3,411	97,798	68,098

Finance income	10,442	6,214	30,794	19,036
Finance costs	(18,863)	(15,609)	(58,865)	(46,080)
Share of profit or loss of joint ventures	121	121	363	298

Financial result	(8,300)	(9,274)	(27,708)	(26,746)

Profit before income taxes	20,076	(5,863)	70,090	41,352

Income taxes	(7,052)	2,023	(24,410)	(15,337)
			0.000348	0.000371
Profit for the period	13,024	(3,840)	45,680	26,015
Earnings per Share (EUR per share), basic	0.22	(0.06)	0.77	0.44
Weighted average number of ordinary shares (in thousands)	59,320	59,320	59,320	59,364
Earnings per Share (EUR per share), diluted	0.21	(0.06)	0.75	0.43
Weighted average number of diluted ordinary shares (in thousands)	60,830	59,775	60,587	59,819

Interim condensed consolidated statement of financial position of Orion Engineered Carbons S.A. as at September 30, 2017 and December 31, 2016 – unaudited

	Sep 30, 2017	Dec 31, 2016
A S S E T S	In EUR k	In EUR k
Non-current assets
Goodwill	48,512	48,512
Other intangible assets	62,828	77,984
Property, plant and equipment	364,128	387,727
Investment in joint ventures	4,536	4,657
Other financial assets	1,123	2,178
Other assets	3,324	2,858
Deferred tax assets	42,320	60,955
	526,771	584,871
Current assets
Inventories	116,561	114,351
Trade receivables	195,657	190,503
Other financial assets	3,172	5,264
Other assets	25,754	21,985
Income tax receivables	3,495	7,704
Cash and cash equivalents	55,763	73,907
	400,402	413,714
	927,173	998,585

	Sep 30, 2017	Dec 31, 2016
E Q U I T Y A N D L I A B I L I T I E S	In EUR k	In EUR k
Equity
Subscribed capital	59,635	59,635
Treasury shares	(3,415)	(3,415)
Reserves	(38,047)	(47,964)
Profit or loss for the period	45,680	44,626
	63,853	52,882
Non-current liabilities
Pension provisions	54,393	54,736
Other provisions	11,802	13,747
Financial liabilities	571,338	613,659
Other liabilities	94	425
Deferred tax liabilities	32,890	44,557
	670,517	727,124
Current liabilities
Other provisions	44,262	60,056
Liabilities to local banks	—	—
Trade payables	108,163	122,913
Other financial liabilities	4,794	5,465
Income tax liabilities	17,547	16,759
Other liabilities	18,037	13,386
	192,803	218,579
	927,173	998,585

Interim condensed consolidated statements of cash flows of
Orion Engineered Carbons S.A. for the three and nine months ended September 30, 2017 and 2016 – unaudited

	Three Months Ended Sep 30, 2017	Three Months Ended Sep 30, 2016	Nine Months Ended Sep 30, 2017	Nine Months Ended Sep 30, 2016
	In EUR k	In EUR k	In EUR k	In EUR k
Profit for the period	13,024	(3,840)	45,680	26,015

Income taxes	7,052	(2,023)	24,410	15,337

Profit before income taxes	20,076	(5,863)	70,090	41,352

Depreciation and amortization of intangible assets and property, plant and equipment	20,376	30,724	63,096	70,276
Other non-cash expenses	2,649	1,426	5,885	1,740
(Increase) in trade receivables	3,305	(7,177)	(15,986)	(4,681)
(Increase) in inventories	5,557	(10,101)	(9,026)	(4,081)
Increase/(decrease) in trade payables	(18,914)	8,050	(8,379)	12,319
Increase/(decrease) in provisions	3,359	21,456	(16,814)	15,517
Increase/decrease in other assets and liabilities that cannot be allocated to investing or financing activities	(4,460)	3,369	(3,850)	5,331
Finance income	(10,442)	(6,214)	(30,794)	(19,036)
Finance costs	18,863	15,609	58,865	46,080
Cash paid for income taxes	(4,511)	(6,426)	(16,073)	(17,128)

Cash flows from operating activities	35,858	44,853	97,014	147,689

Cash paid for the acquisition of intangible assets and property, plant and equipment	(17,191)	(10,151)	(51,579)	(48,167)

Cash flows from investing activities	(17,191)	(10,151)	(51,579)	(48,167)
			—	—
Share buyback	—	—	—	(3,415)
Repayments of borrowings	(1,748)	(21,796)	(24,821)	(45,404)
Cash inflows related to current financial liabilities	8,219	6,779	18,542	7,139
Cash inflows or related to current financial liabilities	(4,229)	—	(10,352)	(394)
Interest and similar expenses paid	(6,352)	(11,827)	(22,696)	(30,726)
Interest and similar income received	3,544	1,668	7,633	2,014
Dividends paid to shareholders	(10,000)	(10,000)	(30,000)	(29,994)

Cash flows from financing activities	(10,566)	(35,176)	(61,694)	(100,780)

Change in cash	8,101	(474)	(16,259)	(1,258)

Change in cash resulting from exchange rate differences	(884)	270	(1,885)	732
Cash and cash equivalents at the beginning of the period	48,546	64,939	73,907	65,261

Cash and cash equivalents at the end of the period	55,763	64,735	55,763	64,735

The following tables present a reconciliation of each of Adjusted EBITDA and Adjusted EPS to the most directly comparable IFRS measure:

Reconciliation of profit or loss	In EUR k		In EUR k
	For the Three Months Ended Sep 30,		For the For the Nine Months Ended Sep 30,
	2017	2016	2017	2016
Profit or (loss) for the period	13,024	(3,840)	45,680	26,015
Add back Income taxes	7,052	(2,023)	24,410	15,337
Profit or (loss) before taxes	20,076	(5,863)	70,090	41,352
Add back finance costs	18,863	15,609	58,865	46,080
Deduction share of profit of joint ventures	(121)	(121)	(363)	(298)
Deduction other finance income	(10,442)	(6,214)	(30,794)	(19,036)
Earnings before taxes and finance income/costs (operating result (EBIT))	28,376	3,411	97,798	68,098
Add back depreciation, amortization and impairment of intangible assets and property, plant and equipment (1)	20,376	30,724	63,096	70,276
EBITDA	48,752	34,135	160,894	138,374
Add back share of profit of joint venture	121	121	363	298
Add back restructuring expenses (2)	810	17,603	1,477	17,603
Add back consulting fees related to Group strategy (3)	918	297	1,887	2,063
Add back long term incentive plan	2,649	1,297	5,634	2,212
Add back other adjustments (4)	1,228	1,972	1,402	6,578
Adjusted EBITDA	54,478	55,425	171,657	167,128
(1) Includes €10.3 million impairment of fixed assets at our Ambès, France plant for the three and nine months ended September 30, 2016 following the decision to cease production by December 31, 2016.
(2) Reflecting the cost in connection with our global rubber footprint restructuring.
(3)    Consulting fees related to the Group strategy include external consulting fees from establishing and implementing our operating, tax and organizational strategies.
(4) Other adjustments (for items with less bearing on the underlying performance of the Company's core business) in the three months ended September 30, 2017 mainly relate to hurricane Harvey flooding in our Kingwood, Texas office and Orange, Texas plant of €0.8 million and costs in connection with our EPA enforcement action of €0.4 million. Other adjustments in the nine months ended September 30, 2017 include costs in connection with our EPA enforcement action of €1.6 million and hurricane Harvey flooding in our Kingwood, Texas office and Orange, Texas plant of €0.8 million, partially offset by a reimbursement following a successful objection against reassessed real estate transfer taxes in Germany of €1.3 million. Other adjustments (for items with less bearing on the underlying performance of the Company's core business) in the three months ended September 30, 2016 primarily relate to costs of €0.7 million in connection with our EPA enforcement action and cost of €0.5 million associated with the integration OECQ, which was acquired in the last quarter of 2015. Another €0.6 million are related to cost incurred during a production disruption in the Ambès, France plant. Other adjustments in the nine months ended September 30, 2016 primarily relate to costs of €3.5 million associated with our EPA enforcement action (including accrued expenses for penalties and mitigation projects), €1.6 million in connection with the OECQ integration as well as €0.5 million related to expenses recorded for the deductible of insurance claims arising from the flooding in our Orange, Texas plant. Another €0.6 million of expenses are related to cost incurred during a production disruption in the Ambès, France plant.

Reconciliation of Adjusted EPS to EPS

Adjusted EPS	Three Months Ended Sep 30,		For the Nine Months Ended Sep 30,
in EUR k	2017	2016	2017	2016
Profit for the period	13,024	(3,840)	45,680	26,015
Long Term Incentive Plan (LTIP)	2,649	1,297	5,634	2,212
Add back consulting fees, restructuring expenses and other adjustments	2,956	30,169	4,766	36,541
Add back amortization of acquired intangible assets	3,277	3,271	9,832	9,794
Add back foreign exchange rate impacts to financial result	836	117	3,401	(3,986)
Amortization of transaction costs	1,147	750	3,008	2,250
Release of transaction costs due to repayment	—	378	389	675
Tax effect on add back items at 35% estimated tax rate	(3,803)	(12,593)	(9,461)	(16,620)
Adjusted profit or loss for the period	20,087	19,548	63,250	56,881
Adjusted EPS [1]	0.34	0.33	1.07	0.96

Total add back items	7,063	23,388	17,570	30,866

Impact add back items per share	0.12	0.39	0.30	0.52
+ Earnings per Share (EUR per share)	0.22	(0.06)	0.77	0.44
= Adjusted EPS [1]	0.34	0.33	1.07	0.96

1) Based upon weighted number of shares outstanding, which was 59,320k for the three and nine months ended September 30, 2017 and for the three months ended September 30, 2016 and 59,364k for the nine months ended September 30, 2016.

Forward-looking Adjusted EBITDA and Adjusted EPS included in this release are not reconcilable to their respective most directly comparable IFRS measure without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of adjustment items in the remainder of the fiscal year. These items are uncertain, depend on many factors and could have a material impact on our IFRS reported results for the guidance period.